SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )

MAG Silver Corp.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
55903Q 104
(CUSIP Number)
Ing. Jaime Lomelín
Fresnillo plc
Corporativo BAL, 4th Floor
Moliere 222, Col. Los Morales, Seccion Polanco
11540 Mexico, D.F., Mexico
Telephone: (52 55) 5279-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55903Q 104	Page	2	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fresnillo plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,314,877

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,314,877

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,314,877

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.0%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	3	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Industrias Peñoles, S.A.B. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,746,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,746,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,746,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.8%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	4	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Minas Peñoles, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		185,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		185,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	185,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 0.4%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS

CUSIP No.	55903Q 104	Page	5	of	8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lic. Alberto Baillères

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States (Mexico)

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,746,193

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,746,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,746,193

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 19.8%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS

     This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D that was originally filed by the Reporting Persons with the Securities and Exchange Commission on October 2, 2008 and subsequently amended on October 9, 2008 and December 2, 2008 (as so amended prior to the date hereof, the “Original Schedule 13D”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby supplemented and amended, in pertinent part, by the following:
     On June 22, 2009, Fresnillo issued a press release (the “June 22 Release”) in which it publicly announced its decision to withdraw its previously announced plans to make an offer, through Fresbal, to the Issuer’s shareholders for all of the outstanding common shares of the Issuer not owned by Fresnillo and its affiliates for US$4.54 per share in cash (the “Withdrawn Offer”). Fresnillo first publicly announced its intention to make the Withdrawn Offer on December 1, 2008. A copy of the June 22 Release is filed as Exhibit 99.4 to this Amendment and is incorporated by reference herein.
          The Reporting Persons are holding the Shares for investment purposes and intend to continue to evaluate their investment and the Issuer on an ongoing basis. The Reporting Persons intend to take such actions with respect to their investment and the Issuer as they deem appropriate, which actions may include, without limitation, the disposition of all or any portion of the Shares they beneficially own through open market transactions, block trades, privately negotiated transactions or otherwise, or the pursuit of such other actions with respect to the Share investment and the Issuer as they deem appropriate, subject to any restrictions and other requirements under applicable laws and regulations.
     The Reporting Persons may further consider their options in relation to the Shares. On the date hereof, the Reporting Persons have not determined any specific course of action which they may ultimately take. Any future actions with regard to their Share investment and the Issuer will be dependent on their evaluation of market conditions, current and anticipated future trading prices of the shares, the financial condition, results of operations and prospects of the Issuer, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant. The Reporting Persons retain the right to determine in the future whether to adopt any plans or proposals with respect to the Share investment or the Issuer.
Item 7. Material to Be Filed as Exhibits.
     Item 4 of the Schedule 13D is hereby supplemented by the following:
     99.4     Press release dated June 22, 2009 (filed herewith).

6

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: June 22, 2009

Fresnillo plc
By:	/s/ Ing. Jaime Lomelín
Ing. Jaime Lomelín
Chief Executive Officer

Industrias Peñoles, S.A.B. de C.V.
By:	/s/ Lic. Leopoldo Alarcón
Lic. Leopoldo Alarcón
Chief Financial Officer

Minas Peñoles, S.A. de C.V.
By:	/s/ Lic. Leopoldo Alarcón
Lic. Leopoldo Alarcón
Chief Financial Officer

Lic. Alberto Baillères
/s/ Lic. Alberto Baillères

EXHIBIT INDEX

99.1	Joint Filing Statement (previously filed).

99.2	Letter from Fresbal to Issuer dated December 1, 2008 (previously filed).

99.3	Press release dated December 1, 2008 (previously filed).

99.4	Press Release dated June 22, 2009 (filed herewith).